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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q
             [_] Form N-SAR

     For Period Ended:  December 31, 1999
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     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 20-F
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR

     For the Transition Period Ended:____________________________________

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing on this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                         Clark Refining & Marketing, Inc.
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Full Name of Registrant

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Former Name if Applicable

                         8182 Maryland Avenue
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Address of Principal Executive Officer (Street and Number)

                         St. Louis, Missouri  63105-3721
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X] a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [_] c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Clark Refining & Marketing, Inc.'s 1998 Form 10-K/A is currently under review by the Commission due to its inclusion in a Form S-4 filed by Port Arthur Coker Company L.P., a sister company to Clark Refining & Marketing, Inc. On March 6, 2000, Port Arthur Coker Company L.P. filed Amendment No. 1 to its Form S-4 with respect to a note exchange offer described therein. This amendment along with a response letter was filed in connection with comments received from the Commission on the Port Arthur Coker Company L.P. filing that also included comments on Clark Refining & Marketing, Inc.'s 1998 Form 10-K/A. Comments by the Commission on the S-4 amendment were received on March 29 and are under review by the Company. To avoid filing potential amendments to Clark Refining & Marketing, Inc.'s Form 10-K, the Company will delay filing its 1999 Form 10-K until the comment letter can be reviewed, but will file this Form 10-K in any case no later than April 14, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Jeffry N. Quinn           (314)                 854-9696
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              (Name)            (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [_] Yes [X] No


                    Clark Refining & Marketing, Inc.
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              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

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
Date:   March 29, 2000                  By:/s/ Maura J. Clark
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                                               Maura J. Clark
                                               Executive Vice President, Corporate Development and
                                                 Chief Financial Officer (Principal Financial Officer)
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          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).